FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
March 22, 2005

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

FINANCIAL RESULTS FOR THE FOURTH QUARTER
AND FULL-YEAR ENDED DECEMBER 31, 2004

Moscow, Russian Federation – March 22, 2005 – Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the largest mobile phone operator in Russia and the CIS, today announces its fourth quarter and full-year 2004(1) financial and operating results.

Financial Highlights

•                  Consolidated revenues up 53% year-on-year to $3.9 billion

•                  Consolidated OIBDA(2) up 57% year-on-year to $2.1 billion

•                  All-time high annual OIBDA margin of 54%

•                  Consolidated net income nearly doubled year-on-year to $1.0 billion

Operating Highlights

•                  Subscriber base more than doubled to 34.2 million; 17.5 million net new consolidated subscribers added during 2004

•                  Quarterly net subscriber acquisition rate almost doubled to a record 7.5 million in the fourth quarter

•                  Subscriber acquisition cost and churn substantially reduced year-on-year

•                  Number one position maintained in Russia, Ukraine, Belarus and Uzbekistan

•                  Continued strong subscriber intake since year-end with 3.9 million new customers added since the beginning of the year; total subscriber base of 38.1 million as of March 21, 2005

Financial Summary (Unaudited)

US$ million	Q4 2004	Q4 2003	Change Y-on-Y	FY 2004	FY 2003	Change Y-on-Y
Revenues	1,079.7	771.7	39.9%	3,887.0	2,546.2	52.7%
Net operating income	317.3	272.8	16.3%	1,463.5	922.6	58.6%
Net operating margin	29.4%	35.4%	—	37.7%	36.2%	—
Net income	209.1	152.7	36.9%	1,022.7	517.2	97.7%
OIBDA	497.9	400.6	24.3%	2,094.8	1,338.5	56.5%
OIBDA margin	46.1%	51.9%	—	53.9%	52.6%	—

(1) Based on unaudited consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(2) See Attachment A for definitions and reconsolidation of OIBDA and OIBDA margin to their most directly comparable US GAAP financial measures.

Vassily Sidorov, President and CEO of MTS, commented:

“2004 was a year of record subscriber additions for MTS in all territories, which resulted in strong revenue dynamics. Our subscriber base doubled in 2004 due to strong growth throughout the year, the addition of a number of important regions and active marketing campaigns. Revenue decline in Q4 compared to Q3 was due to seasonally lower roaming revenues, as well as intensified competition with aggressively priced subscriber acquisition campaigns.

“Our focus on customer acquisition in the second half of 2004 was geared towards retention of the Company’s market leadership in the run-up to the holiday season. Our customer retention and dealer loyalty oriented initiatives led to an almost halving of the churn rate year-on-year in 2004; we have also steadily reduced our per subscriber acquisition costs.

“Our full-year operating margin expanded as we continued to drive efficiency levels, but was down in the fourth quarter due to the quarterly increase in customer acquisition-related expenses. Net income for the year doubled and the Company’s overall strong financial position at year-end provided us with sufficient support as we entered another year of rapid market growth.”

Operating Overview

Market Growth

2004 was a year of record subscriber growth for the mobile markets in Russia and Ukraine. Mobile penetration(3) increased during the year from 25% to 51% in Russia and from 14% to 29% in Ukraine. This growth was fueled by continuous per capita income growth in the two countries, as well as by mobile operators’ aggressive network expansion and marketing campaigns.

The fourth quarter of 2004 was the strongest period of mobile subscriber growth in the markets where MTS operates. This growth was specifically driven by increased consumer spending before the New Year and Christmas holidays, as well as by mobile operators’ seasonal offers.

Subscriber Development

MTS was one of the main beneficiaries of the strong demand for mobile services during 2004. The Company added 17.5 million new customers during the year on a consolidated basis, of which 16.8 million were added organically. MTS’ operations in Russia accounted for 13.1 million of the subscriber intake.

MTS’ consolidated subscriber base increased by 7.5 million new subscribers in the fourth quarter alone, with the operations in Russia adding nearly 5.7 million net new subscribers.

MTS has organically added a further 3.9 million new subscribers since the beginning of this year, expanding the consolidated subscriber base to 38.1 million(4).

Business Expansion

MTS focused on expanding the Company’s regional presence during 2004 by acquiring companies and launching greenfield operations in new regions. The number of MTS’ operational regions increased from 60 to 77, with 14 regions added to the operational footprint in the fourth quarter alone. MTS acquired the leading mobile operator in Uzbekistan in August 2004.

Market Share

Innovative and proactive promotions and marketing activity during 2004 and, in particular, the fourth quarter, resulted in increased market shares in each of MTS’ operating markets. MTS’ market share expanded in the fourth quarter to 35.6% in Russia, 53.4% in Ukraine, and 59% in

(3) The source for all market information in this press release is AC&M-Consulting.

(4) As of March 21, 2005.

Uzbekistan. MTS’ joint venture in Belarus became the number one operator during the second half of 2004 and obtained a market share of 49.8% by the end of the year.

Customer Segmentation

Mobile markets were primarily driven by the pre-paid customer segment during 2004. Subscriptions to MTS’ pre-paid tariff plans (Jeans in Russia, and Jeans and SIM-SIM in Ukraine) accounted for 84% of gross additions in Russia and 91% in Ukraine. By the end of 2004, 77% of MTS’ customers in Russia and 86% in Ukraine, were signed up to pre-paid tariff plans, compared to 56% and 79% respectively at the end of 2003.

Key Operating Summary

	Q4 2004		Q3 2004	Q2 2004	Q1 2004	Q4 2003
Total consolidated subscribers, end of period (mln)	34.22		26.63	22.78	19.19	16.72
Russia (mln)	26.54		20.84	18.14	15.34	13.37
Ukraine (mln)	7.37		5.53	4.63	3.85	3.35
Uzbekistan (mln)	0.31		0.26	—	—	—
MTS Belarus(5) (mln)	1.21		0.97	0.74	0.59	0.46
Russia
ARPU (US$)(6)	11.2		14.0	14.1	14.1	16.3
MOU (minutes)	164		168	160	147	140
Churn rate (%)	6.3		6.7	7.7	10.0	12.5
SAC per gross additional subscriber (US$)	19		21	21	23	24
Ukraine
ARPU (US$)	12.4		15.4	14.6	14.0	15.4
MOU (minutes)	127		136	127	111	114
Churn rate (%)	1.7	(7)	5.9	5.2	6.0	6.5
SAC per gross additional subscriber (US$)	15		21	18	25	26

Russia

•                                Full-year revenues up 41% year-on-year to $3,044 million(8); fourth quarter revenues up 30% year-on-year to $819 million(9)

•                                Full-year net income increased by 75% year-on-year to $787 million; fourth quarter net income increased by 18% year-on-year to $153 million

•                                Full-year 2004 OIBDA up 44% year-on-year to $1,637 million; fourth quarter OIBDA up 12% year-on-year to $373 million

•                                Full-year OIBDA margin of 54%; fourth quarter OIBDA margin of 46%

(5) MTS owns a 49% stake in Belarus operator, Mobile TeleSystems LLC, which is not consolidated.

(6) See Attachment C for definitions of ARPU, MOU, Churn and SAC.

(7) The significant decrease in the quarterly churn rate to 1.7% can be largely attributed to the adoption of the churn policy used by MTS in Russia, whereby pre-paid customers are defined as churning after six months of inactivity, rather than the previous three months criteria. Annual churn for 2004 was at 15.8%. Under the previous churn calculation, quarterly churn rate in Q4 2004 was at 7.2% and annual churn was at 23.0%.

(8) Excluding intercompany eliminations of $7.8 million.

(9) Excluding intercompany eliminations of $0.5 million.

Record expansion in the subscriber base during the year resulted in a further dilution of the subscriber mix by mass-market subscribers that, along with certain tariff reductions and promotions, led to a decline in the average monthly revenue per user (ARPU). During the last quarter of 2004, MTS experienced particularly accelerated subscriber growth, with 5.7 million new customers added on a net basis in Russia. However, as the bulk of these new subscriber additions took place towards the end of the quarter, the overall subscriber growth during the quarter did not contribute materially to the topline. Revenues were also negatively influenced by a significant seasonal drop in roaming revenues during the quarter.

Compared to the previous year, OIBDA margin expansion in 2004 was a result of increased economies of scale and tough cost control measures, which more than compensated for the pressure on margins from relatively high inflation levels in Russia. Pressure on profitability in the last quarter of 2004 primarily resulted from substantially increased dealer commissions on the back of accelerated subscriber growth during this period and additional operating expenditures associated with new regional launches, as well as negative quarter-on-quarter revenue dynamics.

The subscriber acquisition cost (SAC) per gross additional subscriber continued to decline in 2004, reflecting the lower cost of attracting mass-market subscribers and the increased economies of scale.

The quarterly churn rate declined to 6.3% in the fourth quarter, continuing the positive trend since the beginning of 2004. The annual churn rate of 27.5% marked a significant reduction from the 2003 level of 47.3%, and was largely due to the successful implementation of customer and dealer loyalty programs.

Ukraine

•                                Full-year revenues(10) up to $832 million(11); fourth quarter revenues up 73% year-on-year to $246 million(12)

•                                Full-year net income increased to $232 million; fourth quarter net income more than doubled year-on-year to $52 million

•                                Full-year OIBDA up to $443 million; fourth quarter OIBDA up by 71% year-on-year to $115 million

•                                Full-year OIBDA margin of 53%; fourth quarter OIBDA margin of 47%

As in Russia, the impact of mass-market subscribers on the subscriber mix and the effect of promotions resulted in a decline in ARPU in Ukraine during the year. Revenue levels in the fourth quarter were also adversely affected by the seasonal decline in roaming revenues during the period. The fourth quarter was further impacted by lower usage levels as a result of the presidential elections and the temporary imposition of certain banking restrictions.

OIBDA margins improved in 2004 as a result of increased economies of scale and cost control measures. Pressure on profitability in the fourth quarter was also partially a consequence of the increase in total subscriber acquisition costs relating to record subscriber additions, with 1.8 million subscribers added during the fourth quarter alone.

(10) No year-on-year comparison is provided as MTS consolidated UMC, its 100%-owned subsidiary in Ukraine, only during the last 10 months of 2003.

(11) Excluding intercompany eliminations of $8.2 million.

(12) Excluding intercompany eliminations of $1.1 million.

SAC per gross additional subscriber declined significantly in the fourth quarter due to the increased proportion of mass-market subscribers in the overall additions.

Uzbekistan

Since its acquisition on August 1, 2004, the Uzbek operation contributed $27 million to MTS’ consolidated revenues, of which $17 million was contributed in the fourth quarter. The operation generated $15 million of OIBDA, of which $10 million was generated in the fourth quarter, and $4 million to net income, of which $3.9 million was generated in the fourth quarter. ARPU in Uzbekistan was $19 in the fourth quarter.

Financial Position

Full-year cash expenditure on property, plant and equipment was in line with management guidance and amounted to $1,204 million, of which $955 million was invested in Russia, $246 million in Ukraine, and $3 million(13) in Uzbekistan. MTS’ expenditure on property, plant and equipment in the fourth quarter totaled $507 million, of which $407 million was invested in Russia, $99 million in Ukraine, and $1 million in Uzbekistan.

Cash expenditure on intangible assets during the year amounted to $155 million ($119 million in Russia and $36 million in Ukraine). MTS spent $72 million on the purchase of intangible assets during the fourth quarter ($68 million in Russia and $4 million in Ukraine).

In line with the Company’s strategy to expand the geography of its operations, MTS continued to acquire regional market leaders. The Company spent $356 million (net of cash in acquired companies) on acquisitions during the year, comprised of $235 million in the regions of Russia and $121 million on acquiring the business in Uzbekistan. Of the total acquisition expenditures in 2004, $184 million was spent in the fourth quarter.

Strong operating cash-flow generation resulted in a further decrease in MTS’ relative leverage level. As of December 31, 2004, MTS’ total debt(14) was at $1.94 billion, resulting in a ratio of total debt to OIBDA of 0.9 times, compared to 1.2 times in 2003. The Company’s cash and cash equivalents amounted to $274 million at the end of 2004 and net debt amounted to $1.59 billion.

***

For further information contact:

Mobile TeleSystems, Moscow

Investor and Public Relations	tel: +7 095 911-65-53
Andrey Braginski	e-mail: ir@mts.ru

***

(13) MTS started consolidation of Uzdunrobita on August 1, 2004.

(14) Total debt is comprised of the current portion of debt, current capital lease obligations, long-term debt and long-term capital lease obligations; net debt is the difference between the total debt and cash and cash equivalents and short-term investments; see Attachment B for reconciliation of net debt to our consolidated balance sheet.

***

Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 38.1 million subscribers. The regions of Russia, as well as Belarus, Ukraine and Uzbekistan, in which MTS and its subsidiaries are licensed to provide GSM services, have a total population of approximately 225.8 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange with the ticker symbol MBT. Additional information about MTS can be found on MTS’ website at www.mtsgsm.com.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might” the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F/A. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors,” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures; rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management, and future growth subject to risks.

***

Attachments to the Fourth Quarter and Full-Year 2004 Earnings Press Release

Attachment A

Non-GAAP financial measures. This press release includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. Our OIBDA may not be similar to OIBDA measures of other companies; is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA can be reconciled to our consolidated statements of operations as follows:

US$ million	Q4 2004	Q4 2003	FY 2004	FY 2003
Operating income	317.3	272.8	1,463.5	922.6
Add: depreciation and amortization	180.6	127.8	631.3	415.9
OIBDA	497.9	400.6	2,094.8	1,338.5

OIBDA margin can be reconciled to our operating margin as follows:

	Q4 2004	Q4 2003	FY 2004	FY 2003
Operating margin	29.4%	35.4%	37.7%	36.2%
Add: depreciation and amortization as a percentage of revenue	16.7%	16.5%	16.2%	16.4%
OIBDA margin	46.1%	51.9%	53.9%	52.6%

***

Attachment B

Net debt represents total debt less cash and cash equivalents and short-term investments. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Net debt can be reconciled to our consolidated balance sheets as follows:

US$ million	As of December 31, 2004	As of December 31, 2003

Current portion of debt and of capital lease obligations	379.4	710.3

Long-term debt	1,553.8	942.4

Capital lease obligations	3.9	7.6

Total debt	1,937.1	1,660.3

Less:

Cash and cash equivalents	(274.2)	(90.4)

Short-term investments	(73.4)	(245.0)

Net debt	1,589.5	1,324.9

***

Attachment C

Definitions

Subscriber. We define a “subscriber” as an individual or organization whose account shows chargeable activity within sixty one days, or one hundred and eighty three days in the case of our Jeans brand tariff, and whose account does not have a negative balance for more than this period.

Average monthly service revenue per subscriber (ARPU). We calculate our average monthly service revenue per subscriber by dividing our service revenues for a given period, including guest roaming fees, by the average number of our subscribers during that period and dividing by the number of months in that period.

Average monthly minutes of usage per subscriber (MOU). MOU is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during the period and dividing by the number of months in that period.

Churn. We define our “churn” as the total number of subscribers who cease to be a “subscriber” as defined above during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber’s request), expressed as a percentage of the average number of our subscribers during that period.

Subscriber acquisition cost (SAC). We define SAC as total sales and marketing expenses and handset subsidies for a given period. Sales and marketing expenses include advertising expenses and commissions to dealers. SAC per gross additional subscriber is calculated by dividing SAC during a given period by the total number of gross subscribers added by us during the period.

***

MOBILE TELESYSTEMS

CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2004 AND 2003 AND THE YEARS ENDED DECEMBER 31, 2004 AND 2003

(Amounts in thousands of U.S. dollars, except share and per share amounts)

	Three months ended December 31, 2004	Three months ended December 31, 2003	Year ended December 31, 2004	Year ended December 31, 2003

Net operating revenue
Service revenue and connection fees	$1 058 718	$749 340	$3 800 271	$2 465 089
Sales of handsets and accessories	20 938	22 361	86 723	81 109
	1 079 656	771 701	3 886 994	2 546 198
Operating expenses
Cost of services	145 617	90 909	481 097	301 108
Cost of handsets and accessories	69 318	60 075	218 590	173 071
Sales and marketing expenses	162 582	107 431	460 983	326 783
General and administrative expenses	186 132	99 062	575 296	351 923
Depreciation and amortization	180 523	127 804	631 265	415 916
Provision for doubtful accounts	9 030	3 939	26 459	32 633
Other operating expenses	9 110	9 706	29 777	22 166

Net operating income	317 344	272 775	1 463 527	922 598

Currency exchange and translation (gains) losses	(3 882)	4 148	(6 529)	(693)

Other (income) expenses:
Interest income	(3 214)	(6 333)	(21 792)	(18 076)
Interest expenses	29 128	37 503	107 956	106 551
Other (income) expenses	(12 863)	(8 830)	(34 868)	3 420
Total other (income) expenses, net	13 051	22 340	51 296	91 895

Income before provision for income taxes and minority interest	308 175	246 287	1 418 760	831 396

Provision for income taxes	96 083	81 966	365 673	242 480

Minority interest	2 970	11 573	30 342	71 677

Net income	209 122	152 748	1 022 745	517 239
Weighted average number of shares outstanding, in thousands	1 986 102	1 983 400	1 984 497	1 983 375

Earnings per share - basic and diluted	0.105	0.077	0.515	0.261

MOBILE TELESYSTEMS

CONDENSED UNAUDITED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2004 AND DECEMBER 31, 2003

(Amounts in thousands of U.S. dollars, except share amounts)

	As of December 31, 2004	As of December 31, 2003
CURRENT ASSETS:
Cash and cash equivalents	$274 150	$90 376
Short-term investments	73 360	245 000
Trade receivables, net	162 525	99 951
Accounts receivable, related parties	17 768	3 356
Inventory, net	89 518	67 291
VAT receivable	272 578	209 629
Prepaid expenses and other current assets	151 056	124 876
Total current assets	1 040 955	840 479

PROPERTY, PLANT AND EQUIPMENT	3 278 782	2 256 076

INTANGIBLE ASSETS	1 208 133	1 015 780

INVESTMENTS IN AND ADVANCES TO ASSOCIATES	82 648	103 585

OTHER ASSETS	16 546	9 431

Total assets	5 627 064	4 225 351

CURRENT LIABILITIES
Accounts payable	242 495	168 039
Accrued expenses and other current liabilities	591 058	387 756
Accounts payable, related parties	17 009	31 904
Current portion of debt, capital lease obligations	379 406	710 270
Total current liabilities	1 229 968	1 297 969

LONG-TERM LIABILITIES
Long-term debt	1 553 795	942 418
Capital lease obligations	3 947	7 646
Deferred income taxes	171 400	180 628
Deferred revenue and other	47 665	25 177
Total long-term liabilities	1 776 807	1 155 869

Total liabilities	3 006 775	2 453 838

COMMITMENTS AND CONTINGENCIES	—	—

MINORITY INTEREST	62 099	47 603

SHAREHOLDERS’ EQUITY:

Common stock (2,096,975,792 shares with a par value of 0.1 rubles authorized and 1,993,326,138 shares issued as of December 31, 2004 and December 31, 2003, 345,244,080 of which are in the form of ADS)	50 558	50 558
Treasury stock (7,202,108 and 9,929,074 common shares at cost as of December 31, 2004 and December 31, 2003)	(7 396)	(10 197)
Additional paid-in capital	564 160	559 911
Unearned compensation	(1 780)	(869)
Shareholder receivable	(18 237)	(27 610)
Accumulated other comprehensive income	22 444	7 595
Retained earnings	1 948 441	1 144 522
Total shareholders’ equity	2 558 190	1 723 910

Total liabilities and shareholders’ equity	5 627 064	4 225 351

MOBILE TELESYSTEMS

CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

(Amounts in thousands of U.S. dollars)

	Year ended December 31, 2004	Year ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$1 022 745	$517 239

Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	30 342	71 677
Depreciation and amortization	631 265	415 916
Amortization of deferred connection fees	(46 978)	(29 372)
Equity in net income of associates	(25 559)	(2 670)
Provision for obsolete inventory	4 610	3 307
Provision for doubtful accounts	26 459	32 633
Deferred taxes	(65 013)	(43 001)
Non-cash expenses associated with stock bonus and stock options	900	213

Changes in operating assets and liabilities:
Increase in accounts receivable	(101 223)	(64 384)
Increase in inventory	(24 179)	(14 737)
Increase in prepaid expenses and other current assets	(18 571)	(19 151)
Increase in VAT receivable	(55 044)	(50 230)
Increase in trade accounts payable, accrued liabilities and other current liabilities	331 835	148 544
Net cash provided by operating activities	1 711 589	965 984

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of subsidiaries, net of cash acquired	(355 744)	(667 206)
Purchase of property, plant and equipment	(1 204 400)	(839 165)
Purchase of intangible assets	(154 544)	(119 606)
Purchase of short-term investments	(114 440)	(215 000)
Proceeds from sale of short-term investments	286 340	—
Investments in and advances to associates	(413)	(69 110)
Net cash used in investing activities	(1 543 201)	(1 910 087)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from stock options exercise	4 049	—
Proceeds from notes issue	—	1 097 000
Repayment of notes	(600 000)	—
Notes issuance/loans agreement costs	(12 039)	(9 556)
Capital lease obligation principal paid	(15 274)	(22 646)
Dividends paid	(232 662)	(110 864)
Proceeds from loans	1 177 556	712 716
Loan principal paid	(320 511)	(677 374)
Payments from shareholders	9 654	8 269
Net cash used in financing activities	10 773	997 545

Effect of exchange rate changes on cash and cash equivalents	4 613	2 273

NET INCREASE IN CASH AND CASH EQUIVALENTS:	183 774	55 715

CASH AND CASH EQUIVALENTS, at beginning of period	90 376	34 661

CASH AND CASH EQUIVALENTS, at end of period	274 150	90 376

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	Vassily Sidorov
	Name:	Vassily Sidorov
	Title:	Acting President/CEO

Date: March 22, 2005